UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

 November 21, 2023

Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.

(Exact name of registrant as specified in its charter)

Suite 3500 - 1021 West Hastings St.

Vancouver, British Columbia

V6E 0C3

(604) 684-9648

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.
(Registrant)

November 21, 2023	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal
and Corporate Secretary

EXHIBIT INDEX

99.1	News Release Dated November 21, 2023